[redacted]

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68573

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/11** (MM/DD/YY) AND ENDING **12/31/11** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **RiverNorth Securities, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

325 N. LaSalle St. Suite 645
(No. and Street)

Chicago	**IL**	**60654**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Karen L. Alvarez **770-263-7300**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800	**Chicago**	**IL**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jonathan M. Mohrhardt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RiverNorth Securities, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
MELISSA BRAUN
Notary Public - State of Illinois
My Commission Expires Jul 14, 2015

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RiverNorth Securities, LLC

Financial Report
December 31, 2011

Filed as PUBLIC information pursuant to Rule 17a-5(d)
under the Securities Exchange Act of 1934.

SEC
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RiverNorth Securities, LLC

Financial Report
December 31, 2011

Filed as PUBLIC information pursuant to Rule 17a-5(d)
under the Securities Exchange Act of 1934.

Contents

McGladrey

Independent Auditor's Report

To the Managing Member
RiverNorth Securities, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of RiverNorth Securities, LLC (the Company) as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of RiverNorth Securities, LLC as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 21, 2012

Member of RSM International network, a network of independent accounting, tax and consulting firms.

RiverNorth Securities, LLC

Statement of Financial Condition
December 31, 2011

Assets		
Cash	$	286,939
Receivable from clearing broker		499,114
Securities owned, at fair value		1,713,632
Equipment, less accumulated depreciation of $870		4,931
Other assets		13,356
Total assets	$	2,517,972
Liabilities and Members' Capital		
Liabilities		
Payable to clearing broker	$	40,899
Securities sold, not yet purchased, at fair value		946,106
Accounts payable and accrued expenses		21,976
Total liabilities		1,008,981
Members' Capital		1,508,991
Total liabilities and members' capital	$	2,517,972

The accompanying notes are an integral part of this financial statement.

Note 1. Nature of Business and Significant Accounting Policies

RiverNorth Securities, LLC (the Company) is a Delaware limited liability company established on January 4, 2010, and is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulation Authority (FINRA). The Company received approval to operate as a licensed broker-dealer on March 4, 2011. The Company's customer securities transactions are cleared through Interactive Brokers LLC (the Clearing Broker) on a fully disclosed basis. The Company also conducts proprietary trading of securities. The Company is headquartered in Chicago, Illinois.

The Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule.

Significant accounting policies are as follows:

Accounting policies: The Company follows accounting standards set by the Financial Accounting Standards Board (the FASB). The FASB sets generally accepted accounting principles (GAAP) that the Company follows to ensure consistent reporting of financial condition, results of operations, and cash flows. References to GAAP issued by the FASB in these footnotes are to the *FASB Accounting Standards Codification,*™ sometimes referred to as the Codification or ASC.

Accounting estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition: Securities transactions and related revenue and commission revenue and related expenses are recorded on the trade-date basis as if they had settled. Proprietary trading revenues are recognized as earned. Interest income and expense are recognized on the accrual basis and dividend income is recognized on the ex-dividend date.

Equipment: Equipment is recorded at cost and depreciated on a straight-line basis over five years, the estimated useful life of the assets.

Income taxes: The Company is taxed as a partnership under the provisions of the Internal Revenue Code and, accordingly, is not subject to federal income taxes. Instead, members are liable for federal and state income taxes on their respective share of the taxable income of the Company. Accordingly, no provision for federal income tax has been provided for in the accompanying financial statements.

The FASB provides guidance for how uncertain tax positions should be recognized, measured, and disclosed and presented in the financial statements. The guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Management has reviewed the Company's tax positions for the open tax years (2010 and 2011) and has determined that there are no material uncertain tax positions. Such open tax years remain subject to examination by tax authorities.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Recent accounting pronouncement: In May 2011, the FASB issued Accounting Standards Update (ASU) 2011-04, *Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs* (ASU 2011-04). ASU 2011-04 amended ASC 820, *Fair Value Measurements and Disclosures*, to converge the fair value measurement guidance in GAAP and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. The Company is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Company's financial statements.

Note 2. Receivable from and Payable to Clearing Broker

At December 31, 2011, receivable from and payable to clearing broker consist of the following:

	Receivable	Payable
Cash	$ 417,976	$ -
Commissions	73,836	-
Interest and dividends	7,302	40,899
	$ 499,114	$ 40,899

Note 3. Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their market value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3. Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

Note 3. Fair Value of Financial Instruments (Continued)

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment. The following section describes the valuation techniques used by the Company to measure different financial instruments at fair value and includes the level within the fair value hierarchy in which the financial instrument is categorized.

Closed-end funds traded on a national securities exchange (or reported on the NASDAQ national market) are recorded at fair value based on the last reported sales price (settlement price) on the relevant exchange on the day of valuation. These financial instruments are classified as Level 1 in the fair value hierarchy.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2011:

		Fair Value Measurements Using		
	Total	Quoted Prices in Active Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Securities owned				
Closed-end funds	$ 1,713,632	$ 1,713,632	$ -	$ -
Liabilities				
Securities sold, not yet purchased				
Closed-end funds	$ 946,106	$ 946,106	$ -	$ -

The Company assesses the levels of investments at each measurement date and transfers between fair value hierarchy levels and are recognized by the Company at the end of each reporting period. There were no transfers between Levels 1, 2 or 3 during the year.

Note 4. Equipment

Equipment at December 31, 2011, consists of:

Computer	$ 5,801
Accumulated depreciation	(870)
	$ 4,931

Note 5. Commitments

The Company shares facilities under an expense sharing agreement with RiverNorth Capital Management, LLC. The facilities' lease agreement is under RiverNorth Capital Management, LLC. The Company also has a rental agreement for office space in West Palm Beach, which renews every six months. Subsequent to December 31, 2011, the lease was renewed through June 30, 2012. The future minimum lease payments remaining under this lease through its expiration total $12,000.

Note 6. Related-Party Transactions

The Company has an expense sharing agreement with RiverNorth Capital Management, LLC, an affiliated entity, to whom it pays certain general and administrative expenses. The Company share of expenses is calculated based on a percentage of usage. At December 31, 2011, accounts payable and accrued expenses include an amount of $4,573 due to RiverNorth Capital Management, LLC related to these expenses.

Note 7. Members' Capital

The interests of the members in the capital, profits, and distributions of the Company (Interest) are represented by different Classes and Units. The "Class A Units" represent an Interest in the Company and have voting rights. The "Class B Units" represent an Interest in the Company and are non-voting Units. The "Class B Units" are intended to constitute "profit interests" within the meaning of Internal Revenue Service Revenue Procedures 93-27 and 2001-43. The "Class C Interest" shall represent an Interest in the Company and are non-voting.

Note 8. Financial Instruments with Off-Balance-Sheet and Concentrations of Credit and Market Risk

Securities transactions are introduced to and cleared through the Clearing Broker on a fully disclosed basis. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines.

The Company does not anticipate nonperformance by customers or its Clearing Broker. In addition, the Company has a policy of reviewing, as considered necessary, the clearing broker with which it conducts business.

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2011, at fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to December 31, 2011. The Company monitors such risk on a daily basis.

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Company maintains its cash accounts with one financial institution. The total cash balances of the Company are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per depositor, per bank. The Company held cash throughout the year which, at times, exceeded the balance insured by the FDIC. The Company monitors such credit risk and has not experienced any losses related to such risks.

Note 9. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum "net capital" equal to the greater of $100,000 or 6 2/3 percent of "aggregate indebtedness", as defined and a ratio of aggregate indebtedness to net capital, both defined, shall not exceed 8 to 1 for the first 12 months after commencing business as a broker-dealer and 15 to 1 thereafter. At December 31, 2011, the Company had net capital of $1,156,004, which was $1,056,004 in excess of its required net capital of $100,000. The Company's aggregate indebtedness at December 31, 2011, was $62,875, and its aggregate indebtedness to net capital ratio was .05 to 1. The net capital rules may effectively restrict the payment of cash dividends to the Company's members.

Note 10. Subsequent Events

The Company has evaluated events for potential recognition and/or disclosure through the date the statement of financial condition was issued and noted that Class C members contributed $165,000 to the Company.

RiverNorth Securities, LLC

Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7)
December 31, 2011

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

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McGladrey

Managing Member
RiverNorth Securities, LLC
325 North LaSalle Street, Suite 645
Chicago, IL 60654

Attention: Mr. Jonathan M. Mohrhardt

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the period from March 4, 2011 through December 31, 2011, which were agreed to by RiverNorth Securities, LLC (the Company), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 Part III for the period from March 4, 2011 through December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the period from March 4, 2011 through December 31, 2011, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Chicago, Illinois
February 21, 2012

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended DECEMBER 31, 2011
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068573
RIVERNORTH SECURITIES, LLC
325 N. LASALLE ST.
SUITE 645
CHICAGO, IL 60654

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

RICK ALVAREZ (770) 263-7300

2. A.	General Assessment (item 2e from page 2)		$ 1,182
B.	Less payment made with SIPC-6 filed (exclude interest)		(0)
	Date Paid		
C.	Less prior overpayment applied		( )
D.	Assessment balance due or (overpayment)		1,182
E.	Interest computed on late payment (see instruction E) for ______days at 20% per annum		
F.	Total assessment balance and interest due (or overpayment carried forward)		$ 1,182
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 1,182	
H.	Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

RIVERNORTH SECURITIES, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

PRESIDENT
(Title)

Dated the 30 day of JANUARY, 20 12.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning MARCH 4, 2011
and ending DEC 31, 2011
Eliminate cents

Item No.		
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 431,901
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
(2) Net loss from principal transactions in securities in trading accounts.		
(3) Net loss from principal transactions in commodities in trading accounts.		
(4) Interest and dividend expense deducted in determining item 2a.		154,835
(5) Net loss from management of or participation in the underwriting or distribution of securities.		
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		
(7) Net loss from securities in investment accounts.		
Total additions		154,835
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		
(2) Revenues from commodity transactions.		
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		49,840
(4) Reimbursements for postage in connection with proxy solicitation.		
(5) Net gain from securities in investment accounts.		
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):		
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 63,975	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$	
Enter the greater of line (i) or (ii)		63,975
Total deductions		113,815
2d. SIPC Net Operating Revenues		$ 472,921
2e. General Assessment @ .0025		$ 1,182

(to page 1, line 2.A.)